As Filed with the Securities and Exchange Commission on June 5, 1998
                                                    Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     ---------------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               Intelligroup, Inc.
          -------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)
        New Jersey                                             11-2880025
---------------------------                          ---------------------------
(State or Other Jurisdiction                                (I.R.S. Employer
of Incorporation or Organization)                         Identification Number)

                               517 Route One South
                            Iselin, New Jersey 08830
                                 (732) 750-1600
 -------------------------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                STEPHEN A. CARNS
                      President and Chief Executive Officer
                               Intelligroup, Inc.
                               517 Route One South
                            Iselin, New Jersey 08830
                                 (732) 750-1600
 -------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                     ---------------------------------------
                                    Copy to:

                              DAVID J. SORIN, ESQ.
                              JOHN F. CINQUE, ESQ.
                               Buchanan Ingersoll
                                 College Centre
                              500 College Road East
                           Princeton, New Jersey 08540
                                 (609) 987-6800

                     ---------------------------------------
         Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

------------------------------------------------------------------------------------------------------------------------------------
                                                   CALCULATION OF REGISTRATION FEE
====================================================================================================================================

                                                      Proposed
                                  Amount               Maximum            Proposed Maximum           Amount Of
      Title of Shares              To Be           Aggregate Price       Aggregate Offering        Registration
     To Be Registered           Registered          Per Share(1)               Price                    Fee
---------------------------- ------------------ ---------------------- ----------------------- ----------------------


Common Stock,
  $.01 par value.........          351,196              $19.38               $6,806,179              $2,007.82
====================================================================================================================================

 (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Such price is based upon the average of the high and low price per share of the Registrant's Common Stock as reported on the Nasdaq National Market on June 1, 1998.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A + +REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + +OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT + +BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                    SUBJECT TO COMPLETION, DATED JUNE 5, 1998

PROSPECTUS

                                 351,196 Shares
                                 --------------

                               INTELLIGROUP, INC.
                               ------------------

                                  Common Stock
                                  ------------

        This Prospectus relates to an aggregate of 351,196 shares (the "Shares") of Common Stock, $.01 par value ("Common Stock"), of Intelligroup, Inc. (the "Company"), which may be offered for sale, from time to time, by or for the account of the shareholders named herein (the "Selling Shareholders"). The Company will not receive any of the proceeds from sales of the Shares by the Selling Shareholders. See "Selling Shareholders."

         The Selling Shareholders have advised the Company that they may from time to time sell all or a portion of the Shares offered hereby in one or more transactions in the over-the-counter market, on the Nasdaq National Market or any exchange on which the Common Stock may then be listed, in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholders and any participating broker-dealers may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). Neither the Company nor the Selling Shareholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders on account of their sales of the Shares from time to time. Other offering expenses, estimated at approximately $500,000.00, will be borne by the Company. See "Plan of Distribution."

         The Common Stock is quoted on the Nasdaq National Market under the symbol "ITIG". The last reported sale price of the Common Stock on June 4, 1998 on the Nasdaq National Market was $20.13 per share.

                    ----------------------------------------

         AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 HEREOF.

                    ----------------------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 June   , 1998

                              AVAILABLE INFORMATION

         The  Company  is  subject  to  the  informational  requirements  of the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and its Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "ITIG," and such reports, proxy and information statements and other information concerning the Company also can be inspected at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed a Registration Statement on Form S-3 (the "Registration Statement) under the Securities Act. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any agreement, instrument or other documents referred to are not necessarily complete. With respect to each such agreement, instrument, or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

               --------------------------------------------------

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN AS CONTAINED HEREIN, IN CONNECTION WITH THE OFFERING DESCRIBED IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT
CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  RISK FACTORS
                                  ------------

         Certain statements included in this Prospectus, including, without limitation, statements regarding the Company's intention to shift to higher margin turnkey management assignments and more complex projects and to utilize its proprietary implementation methodology in an increasing number of projects, the Company's objective to grow through strategic acquisitions and trends in future operating performance, are "forward-looking statements" within the meaning of Section 27A of the Securities Act and 21E of the Exchange Act. Other forward-looking statements may be identified by the use of words such as "believe," "anticipate" and "expect." The factors discussed below could cause actual results and developments to be materially different from those expressed in or implied by such statements. Accordingly, in addition to the other information contained in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating an investment in the shares of Common Stock offered hereby.

         Substantial Variability of Quarterly Operating Results. The Company's historical operating results have varied substantially from quarter to quarter, and the Company expects that they will continue to do so. Due to the relatively fixed nature of certain of the Company's costs, including personnel and facilities costs, a decline in revenue in any fiscal quarter would result in lower profitability in that quarter. A variety of factors, many of which are not within the Company's control, influence the Company's quarterly operating results, including seasonal patterns of hardware and software capital spending by customers, information technology outsourcing trends, the timing, size and stage of projects, new service introductions by the Company or its competitors, levels of market acceptance for the Company's services or the hiring of additional staff. Operating results also may be impacted by changes in the Company's billing and employee utilization rates. The Company believes, therefore, that past operating results and period-to-period comparisons should not be relied upon as an indication of future performance. Demand for the Company's services generally is lower in the fourth quarter due to reduced activity during the holiday season and fewer working days for those customers which curtail operations during such period. The Company anticipates that its business will continue to be subject to such seasonal variations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Management of Growth. The Company's growth has placed significant demands on its management, administrative and operational resources. The Company's revenue increased from $24.6 million in 1995 to $80.2 million in 1997. From January 1, 1995 through December 31, 1997, the Company's staff increased 583% from 113 to 772 full-time employees. The Company's ability to manage its growth effectively will require the Company to continue developing and improving its operational, financial and other internal systems, as well as its business development capabilities, and to attract, train, retain, motivate and manage its employees. In April 1998, the Company appointed two new executive officers.
Stephen A. Carns was appointed the Company's President and Chief Executive Officer and Gerard E. Dorsey was appointed the Company's Senior Vice President - Finance and Chief Financial Officer.

         The Company's future success will depend in large part on its ability to continue to maintain high rates of employee utilization at profitable billing rates and maintain project quality, particularly if the size and scope of the Company's projects increase. If the Company is unable to manage its growth and projects effectively, such inability could have a material adverse effect on the quality of the Company's services and products, its ability to retain key personnel and its ability to report financial results in an accurate and timely manner which could have a material adverse effect on the Company's business, financial condition and results of operations.

         Weaknesses in Internal Controls. Following the audit of the Company's consolidated financial statements for the year ended December 31, 1995, the Company received a management letter from its independent public accountants, Arthur Andersen LLP, which set forth significant deficiencies and material weaknesses in the Company's internal control structure. The Company's independent public accountants noted that, during 1995, the Company's internal control structure had two material weaknesses: (i) the Company did not reconcile its supporting records to the general ledger or perform meaningful account analysis; and (ii) the Company did not maintain, summarize or reconcile any books or records for its foreign operations. The Company first hired a Chief Financial Officer in January 1996 and in March 1996 it implemented an accounting system capable of generating information and reports necessary to appropriately manage the Company. In February 1998, the Company's Chief Financial Officer resigned and on April 29, 1998, the Company appointed a new Chief Financial Officer. The Company continues to develop and implement a system of internal controls and otherwise develop an appropriate administrative infrastructure. The Company's independent public accountants informed the Company's audit committee that no material weaknesses in the Company's internal control structure were noted during the audit of the Company's consolidated financial statements for the year ended December 31, 1997. However, following the audit of the Company's consolidated financial statements for the year ended December 31, 1996, the Company's independent public accountants issued a management letter which, although it did set forth significant deficiencies, did not specify any material weaknesses in the Company's internal control structure. The failure to continue to develop and maintain an effective internal control structure could have a material adverse effect on the Company's business, financial condition and results of operations.

         Dependence on SAP and Oracle. During the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, 69%, 74%, 68% and 68%, respectively, of the Company's revenue was derived from projects in which the Company implemented software developed by SAP, a major international German-based software company and a leading vendor of client/server application software for business applications. The Company's future success in its SAP-related consulting services depends largely on its continued relationship with SAP America, SAP's United States affiliate, and on its continued status as a SAP National Logo Partner. The Company executed its SAP National Logo Partner Agreement in April 1997 and previously had been a SAP National Implementation Partner since 1995. In July 1997, the Company achieved Accelerated SAP Partner Status with SAP by meeting certain performance criteria established by SAP. Such status is awarded by SAP on an annual basis pursuant to contract. The Company's current contract expires on December 31, 1998 and is automatically renewed for a successive one-year period, unless terminated by either party.

         During the year ended December 31, 1997 and the three months ended March 31, 1998, 14% of the Company's total revenue was derived from projects in which the Company implemented software developed by Oracle, a leading vendor of client/server application software for business applications. The Company's current contract with Oracle expires on July

26, 1998 and is automatically renewed for a successive one-year period, unless terminated by either party.

         While the Company has no reason to believe that its contracts with SAP and Oracle will not be renewed or that the scope of such contracts will be modified or limited in a manner adverse to the Company, there can be no assurance that such contracts will be renewed on terms acceptable to the Company, if at all. In addition, in the event that either SAP or Oracle is unable to maintain its leadership position within the business applications software market, if the Company's relationship with SAP or Oracle deteriorates, or if SAP or Oracle elects to compete directly with the Company, the Company's business, financial condition and results of operations could be materially adversely affected.

         Substantial Reliance on Key Customers. The Company has derived and believes that it will continue to derive a significant portion of its revenue from a limited number of customers and projects. For the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, the Company's ten largest customers accounted for in the aggregate approximately 56%, 66%, 54% and 45% of its revenue, respectively. During 1995, Ernst & Young LLP and Price Waterhouse LLP each accounted for more than 10% of revenue. In 1996 and 1997, Price Waterhouse LLP and Bristol-Myers Squibb each accounted for more than 10% of revenue. During the three months ended March 31, 1998, Bristol-Myers Squibb accounted for more than 10% of revenue. For the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, 50%, 44%, 38% and 35%, respectively, of the Company's revenue was generated by serving as a member of consulting teams assembled by other information technology consulting firms, which also may be competitors of the Company. There can be no assurance that such information technology consulting firms will continue to engage the Company in the future and at current levels of retention, if at all. In addition, the volume of work performed for specific customers is likely to vary from year to year, and a major customer in one year or quarter may not continue to use the Company's services. The loss of any large customer or project could have a material adverse effect on the Company's business, financial condition and results of operations.

         Most of the Company's contracts are terminable by the customer with limited advance notice, typically not more than 30 days, and without significant penalty, generally limited to fees earned and expenses incurred by the Company through the date of termination. The cancellation or significant reduction in the scope of a large contract could have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company provides services to its customers primarily on a time and materials basis. Recently, however, the Company has bid on certain projects in which it, at the request of the potential clients, offered a fixed price for its services. None of these projects is currently material to the Company's business, financial conditions and results of operations. However, the Company believes that, as it pursues its strategy of making turnkey project management a larger portion of its business, it will likely be required to offer fixed price projects to a greater degree. The Company has had limited prior experience in pricing and performing under fixed price arrangements and believes that there are certain risks related thereto. There can be no assurance that the Company will be able to complete such projects within the fixed price and required timeframes. The failure to perform within such fixed price contracts, if entered into, could have a material adverse effect on the Company's business, financial condition and results of operations.

         Many of the Company's engagements involve projects that are critical to the operations of its customers' businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to meet a customer's expectations in the performance of its services could result in a material adverse change to the customer's operations giving rise to claims for damages against the Company or causing damage to the Company's reputation, adversely affecting its business, financial condition and results of operations. In addition, certain of the Company's agreements with its customers require the Company to indemnify the customer for damages arising from services provided to, or on behalf of, such customer. Such indemnification could have a material adverse effect on the Company's financial condition and results of operations. Under certain of the Company's customer contracts, the Company warrants that it will repair errors or defects in its deliverables without additional charge to the customer. The Company has not experienced, to date, any material claims against such warranties. The Company currently maintains errors and omissions insurance to insure the Company for damages and expenses incurred in connection with alleged negligent acts, errors or omissions. There can be no assurance that such insurance will continue to be available to the Company on acceptable terms.

         Highly Competitive Information Technology Services Industry. The markets for the Company's services are highly competitive. The Company believes that its principal competitors include the internal information systems groups of its prospective customers, as well as consulting and software integration firms, including the "Big Six" accounting firms, IBM Global Services, Cambridge Technology Partners, SHL Systemhouse (a subsidiary of MCI), and Computer Sciences Corporation, and the consulting divisions of software applications vendors, some of which also are customers of the Company. In addition, the Company competes with smaller companies such as Plaut and Spearhead Systems Consultants (US) Ltd. Many of the Company's competitors have longer operating histories, possess greater industry and name recognition and have significantly greater financial, technical and marketing resources than the Company. In addition, there are relatively low barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new entrants into its markets.

         The Company believes that the principal competitive factors in its markets include quality of service and deliverables, speed of development and implementation, price, project management capability and technical and business expertise. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate project managers and other senior technical staff, the development by others of services that are competitive with the Company's services and the extent of its competitors' responsiveness to customer needs.

         The Company also believes that it competes based on its expertise in SAP, Oracle, PeopleSoft and Baan products and a wide variety of technologies. There can be no assurance that the Company will be able to continue to compete successfully with existing and new competitors.

         Rapid Technological Change; Dependence on New Solutions. The Company's success will depend in part on its ability to develop solutions that keep pace with continuing changes in information technology, evolving industry standards and changing customer objectives and preferences. There can be no assurance that the Company will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, the Company will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render the Company's services non-competitive or obsolete. The Company's failure to address these developments could have a material adverse effect on the Company's business, financial condition and results of operations.

         Dependence on Key Personnel. The success of the Company for the foreseeable future will depend largely on the continued services of its key executive officers and leading technical personnel. Each executive officer has entered into an employment agreement with the Company which contains non-competition, non-disclosure and non-solicitation covenants that extends for a period ranging from one to two years following termination of employment. In addition, each of the leading technical personnel has entered into an agreement with the Company which contains non-competition, non-disclosure and non-solicitation provisions. The Company maintains, and is the beneficiary of, life insurance policies on the lives of Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli. The face amount of each such policy is $1.0 million. The Company does not maintain key man life insurance on any of its other executive officers or employees. There can be no assurance that the departure of one or more of such key personnel would not have a material adverse effect on the Company's financial condition and results of operations.

         Competitive Market for Technical Personnel. The Company's business is labor intensive and, therefore, the Company's success will depend in large part upon its ability to attract, retain, train and motivate highly-skilled employees, particularly project managers and other senior technical personnel. There is significant competition for employees with the skills required to perform the services the Company offers. Qualified project managers and senior technical staff, including in particular, personnel with development experience, are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be successful in attracting a sufficient number of highly skilled employees in the future, or that it will be successful in retaining, training and motivating the employees it is able to attract. Any inability to do so could impair the Company's ability to adequately manage and complete its existing projects and to bid for or obtain new projects and adversely affect the Company's business, financial condition and results of operations.

         Acquisition Risks. The Company may acquire other businesses with services complementary to those offered by the Company. In furtherance of this strategy, on May 7, 1998, the Company consummated the acquisition of thirty percent (30%) of the equity interests in CPI Consulting Limited, a corporation formed pursuant to the laws of England and Wales ("Consulting"). In addition, on May 21, 1998, the Company consummated the acquisition of all of the equity interests in CPI Resources Limited, a corporation formed pursuant to the laws of England and Wales ("Resources"). As a result of such acquisition, the Company acquired Resources' seventy percent (70%) interest in Consulting. The principal activity of each of Resources and Consulting is providing information technology consulting staffing services in the United Kingdom.

         The Company intends to evaluate potential acquisitions in the ordinary course of business and aggressively pursue attractive businesses. Although the Company reviews and considers possible acquisitions on an on-going basis, no specific acquisitions are being negotiated or planned as of the date of this Prospectus. The success of such acquisitions, including the acquisitions of Resources and Consulting, depends not only upon the Company's ability to acquire complementary businesses on a cost-effective basis, but also upon its ability to integrate acquired operations into its organization effectively, to retain and motivate key personnel, and to retain customers of acquired firms. Furthermore, there can be no assurance that financing for any future transactions will be available on satisfactory terms, or that the Company will be able to accomplish its objectives as a result of any such transaction or transactions. Finally, acquisitions also may involve a number of specific risks including: possible adverse short-term effects on the Company's operating results; diversion of management's attention; amortization of acquired intangible assets; and risks associated with unanticipated problems, liabilities or contingencies.

         Reliance on Intellectual Property Rights. The Company relies upon a combination of trade secrets, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect its proprietary rights. The Company's future success is dependent, in part, upon its proprietary implementation methodology and toolset, 4 SIGHT and 4 SIGHTplus, development tools and other intellectual property rights. The Company enters into confidentiality agreements with its employees, generally requires that its consultants and customers enter into such agreements, and limits access to and distribution of its proprietary information. The Company also requires that substantially all of its employees and consultants assign to the Company their rights in intellectual property developed while employed or engaged by the Company. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use of and take appropriate steps to enforce its intellectual property rights.

         Although the Company believes that its trademarks, service marks, services, methodology and development tools do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future, or that if asserted, any such claim will be successfully defended.

         Risks Associated with International Operations. While international operations historically have accounted for an insignificant portion of the Company's revenue, the Company anticipates that in the future a larger percentage of its revenue may be derived from international operations. To date, the Company has established foreign operations in Australia, Denmark, New Zealand, Singapore, Japan and the United Kingdom. In order to expand sales on an international basis, the Company may establish additional foreign operations. In addition, the Company has established operations in India by acquiring 99.8% of the shares of Intelligroup Asia Private Limited ("Intelligroup Asia"). The remaining shares are expected to be transferred to the Company by the founders later this year. Upon consummation of such transfer, Intelligroup Asia will be a wholly-owned subsidiary of the Company. Increasing foreign operations likely will require significant management attention and financial resources and could materially adversely affect the Company's business, financial condition or results of operations. In addition, there can be no assurance that the Company will be able to increase international market demand for its services. The risks inherent in the Company's international business activities include unexpected changes in regulatory environments, foreign currency fluctuations, tariffs and other trade barriers, longer accounts receivable payment cycles, difficulties in managing international operations and potential foreign tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of foreign laws and regulations. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales, if any, and, consequently, on the Company's business, financial condition or results of operations.

         Risks Associated with Operations in India. The Company, through Intelligroup Asia, is subject to the risks associated with doing business in India. India's central and state governments are significantly involved in the Indian economy as regulators. In the recent past, the government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy. Certain of these benefits that directly affect Intelligroup Asia include, among others, tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. Changes in the business, political or regulatory climate of India could have a material adverse effect on Intelligroup Asia's business, operating results and financial condition. In addition, India has experienced significant inflation, shortages of foreign exchange and has been subject to civil unrest. Further, the United States and Japan have recently imposed sanctions on India in response to certain nuclear testing conducted by the Indian government. Changes in inflation, interest rates, taxation or other social, political, economic or diplomatic developments affecting India in the future, including, but not limited to, further sanctions, could have a material adverse effect on the Company's business, financial condition and results of operations.

         Risk of Increased Government Regulation of Immigration. The Company in the past has relied and in the future expects to rely increasingly upon attracting and retaining individuals with technical and project management skills from other countries. There is a limit to the number of new H-1B petitions that the Immigration and Nationalization Service may approve in any government fiscal year, and in years, such as 1997, in which the limit is reached, the Company may be unable to obtain H-1B visas necessary to bring critical foreign employees to the United States Compliance with existing Information Technology Services immigration laws, or changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the
Company  to  retain  H-1B  employees  in  the  United  States,   could  increase
competition for technical personnel and increase the Company's cost of recruiting and retaining the requisite number of information technology professionals which could have a material adverse effect on the Company's business, financial condition and results of operations.

         Shares Eligible for Future Sale. Future sales of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, an aggregate of 7,258,046 shares, consisting of: (i) the 351,196 shares offered hereby; (ii) the 1,150,000 shares offered and sold pursuant to the Company's follow-on public offering of its Common Stock consummated in July 1997; (iii) the 2,846,250 shares offered and sold pursuant to the Company's initial public offering of its Common Stock consummated in October 1996; and (iv) an aggregate of 2,910,600 shares, including 1,320,600 shares resold by certain shareholders pursuant to the provisions of Rule 144 under the Securities Act, 42,767 shares which were issued upon the exercise of vested stock options pursuant to the provisions of Rule 701 under the Securities Act and 1,547,233 shares which may be offered and sold pursuant to an effective registration statement on filed by the Company (the

"Form S-8"), will be freely tradable by persons other than "affiliates" of the Company without restriction. The Company intends to amend the Form S-8 (or file a new registration statement on Form S-8, if appropriate) shortly after the consummation of this offering to register an additional 750,000 shares of Common Stock issuable upon stock options granted or to be granted under its 1996 Stock Plan. Sales of substantial amounts of the Common Stock in the public market, whether by purchasers in the offering or other shareholders of the Company, or the perception that such sales could occur, may adversely affect the market price of the Common Stock.

         Control by Management and Existing Shareholders. Upon completion of this offering, Messrs. Pandey, Koneru and Valluripalli together will beneficially own approximately 53.9% of the outstanding shares of Common Stock (approximately 54.3% together with the shares beneficially owned by the other directors, officers and affiliated entities). As a result, these shareholders, acting together, will be able to control matters requiring approval by the shareholders of the Company, including the election of directors. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices.

         Anti-takeover Effect of Certain Charter and By-Law Provisions and New Jersey Law. The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") authorizes the Board of Directors to issue, without shareholder approval, 5,000,000 shares of Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of
Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. The Certificate of Incorporation also provides that: (i) the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of the capital stock of the Company shall be required to adopt, amend or repeal any provision of the By-laws of the Company; (ii) shareholders of the Company may not take any action by written consent; (iii) special meetings of shareholders may be called only by the President, the Chairman of the Board or a majority of the Board of Directors and business transacted at any such special meeting shall be limited to matters relating to the purposes set forth in the notice of such special meeting; (iv) the Board of Directors, when evaluating an offer related to a tender or exchange offer or other business combination, is authorized to give due consideration to any relevant factors, including without limitation, the social, legal and economic effects upon employees, suppliers, customers, creditors, the community in which the Company conducts its business, and the economy of the state, region and nation; and (v) the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of the capital stock of the Company shall be required to amend the above provisions (i) through (iv) or the limitation on director liability, as set forth in the Certificate of Incorporation. The foregoing provisions of the Certificate of Incorporation could have the effect of delaying, deterring or preventing a change in control of the Company. In addition, certain "anti-takeover" provisions of the New
Jersey Business Corporation Act, among other things, restrict the ability of certain shareholders to effect a merger or business combination or obtain control of the Company. These provisions may have the effect of delaying or preventing a change of control of the Company without action by the shareholders and, therefore, could adversely affect the price of the Company's Common Stock. In the event of a merger or consolidation of the Company with or into another corporation or the sale of all or substantially all of the Company's assets in which the successor corporation does not assume outstanding options or issue equivalent options, the Board of Directors of the Company is required to provide accelerated vesting of outstanding options.

         Potential Volatility of Stock Price. The market price of the shares of Common Stock has been and in the future may be highly volatile. Factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations or new commercial products or services by the Company or its competitors, market conditions in the computer software and hardware industries generally, changes in recommendations or earnings estimates by securities analysts and actual or anticipated quarterly fluctuations in financial results may have a significant effect on the market price of the Common Stock. Furthermore, the stock market historically has experienced volatility which has particularly affected the market prices of securities of many technology companies and which sometimes has been unrelated to the operating performances of such companies.

         Absence of Dividends. The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future.

                                   THE COMPANY
                                   -----------

         The Company provides a wide range of information technology services, including enterprise-wide business process solutions, internet applications services, systems integration and custom software development based on leading technologies. The Company has grown rapidly since 1994 when it made a strategic decision to diversify its customer base by expanding the scope of its integration and development services, and to utilize SAP software as a primary tool to implement enterprise-wide business process solutions. In 1995, the Company became a SAP National Implementation Partner and also began to utilize Oracle products to diversify its service offerings. In 1997, the Company achieved National Logo Partner status with SAP. The Company believes that such status and designation will result in direct referrals and enhanced industry recognition. In July 1997, the Company achieved AcceleratedSAP Partner Status with SAP by meeting certain performance criteria established by SAP. The Company's current agreement with SAP expires on December 31, 1998 and provides for an automatic one year renewal period unless either party provides at least six weeks prior written notice of its intention not to renew. This agreement contains no minimum revenue requirements or cost sharing arrangements and does not provide for commissions or royalties to either party. Also in 1997, the Company began to provide implementation services to PeopleSoft and Baan licensees to further diversify its service offerings. In July 1997, the Company was awarded an implementation partnership status by PeopleSoft. In September 1997, the Company was awarded an international consulting partnership status by Baan. The Company's custom software development services are enhanced by its access to qualified and experienced programmers at its Advanced Development Center ("ADC") located in India and connected to the Company's headquarters in the United States and to certain customer sites by dedicated, high speed satellite links. The Company provides its services directly to end-user organizations or as a member of consulting teams assembled by other information technology consulting firms. The number of customers billed by the Company has grown substantially from three customers in 1993 to 167 customers in 1997. The Company's customers are Fortune 1000 and other large and mid-sized companies, as well as other information technology consulting firms, and include AT&T, Bristol-Myers Squibb, Ernst & Young LLP, IBM, ICS and Price Waterhouse LLP.

         The Company was incorporated in New Jersey in October 1987 under the name Intellicorp, Inc. to provide systems integration and custom software development. The Company's name was changed to Intelligroup, Inc. in July 1992. In March 1994, the Company acquired Oxford Systems Inc. ("Oxford") in a pooling-of-interests transaction. On December 31, 1996, Oxford was merged into the Company and ceased to exist as an independent entity. The Company's principal executive offices are located at 517 Route One South, Iselin, New Jersey 08830 and its telephone number is (732) 750-1600.

                                 USE OF PROCEEDS
                                 ---------------

         The Company will not receive any of the proceeds from the sale of the Shares offered by this Prospectus.

                             SELECTED FINANCIAL DATA
                             -----------------------

         The selected statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the selected balance sheet data as of December 31, 1996 and 1997 are derived from and are qualified by reference to, and should be read in conjunction with, the more detailed audited consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. The selected statement of operations data for the year ended December 31, 1994 and the selected balance sheet data as of December 31,1995 and 1994 have been derived from audited financial statements of the Company which are not included in this Prospectus. The selected statement of operations data for the year ended December 31, 1993 and for the three months ended March 31, 1997 and 1998 and the selected balance sheet data as of December 31, 1993 and March 31, 1998 have been derived from the unaudited financial statements of the Company. The unaudited financial data include all adjustments (consisting only of normal, recurring adjustments) that the Company considers necessary for fair presentation of the financial data for such periods. The interim results are not necessarily indicative of results of operations for the entire year. The following should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus:

                                                                  Year Ended December 31,                       Three Months Ended
                                                    -------------------------------------------------------    --------------------
                                                                                                                     March 31,
                                                                                                                     ---------
                                                      1993       1994        1995        1996        1997        1997        1998
                                                    --------   --------    --------    --------    --------    --------   ---------
                                                                  (In thousands, except per share data)
Statement of Operations Data:
  Revenue .......................................   $    933   $  6,800    $ 24,589    $ 47,189    $ 80,189    $ 15,738    $ 27,323
  Cost of sales .................................        628      5,842      20,021      33,605      55,976      11,336      17,943
                                                    --------   --------    --------    --------    --------    --------   ---------
    Gross profit ................................        305        958       4,568      13,584      24,213       4,402       9,380
  Selling, general and administrative
    expenses ....................................        299        986       4,452       9,908      18,041       3,086       6,891
                                                    --------   --------    --------    --------    --------    --------   ---------
    Operating income (loss) .....................          6        (28)        116       3,676       6,172       1,316       2,489
  Factor charges/Interest expense
    (income), net................................         --        409       1,175       1,235        (338)        (79)        (80)
                                                    --------   --------    --------    --------    --------    --------   ---------
  Income (loss) before provision for
    income taxes and extraordinary
      charge ....................................          6       (437)     (1,059)      2,441       6,510       1,395       2,569
  Provision for income taxes ....................         --         --          --         500       2,039         558         727
                                                    --------   --------    --------    --------    --------    --------   ---------
  Income (loss) before extraordinary charge......          6       (437)     (1,059)      1,941       4,471         837       1,842
Extraordinary charge, net of income tax
    benefit of $296 .............................         --         --          --        1,148          --          --         --
                                                    --------   --------    --------    --------    --------    --------   ---------
    Net income (loss) ...........................   $      6   $   (437)   $ (1,059)   $    793    $  4,471    $    837    $  1,842
                                                    ========    ========    ========    ========    ========    ========   ========
Earnings (loss) per share:
  Basic earnings per share:
    Income (loss) before extraordinary charge....   $   0.00    $ (0.04)   $  (0.09)   $   0.20    $   0.39    $   0.08   $    0.15
    Extraordinary charge, net of income tax
      benefit....................................         --         --          --       (0.12)         --          --          --
                                                    --------   --------    --------    --------    --------    --------   ---------
      Net income (loss) .........................   $   0.00    $ (0.04)   $  (0.09)   $   0.08    $   0.39    $   0.08   $    0.15
                                                    ========    ========    ========    ========    ========    ========   ========
Weighted average number of common shares --
  Basic .........................................     12,203     12,203      12,203       9,729      11,362      10,736      11,997
                                                    ========    ========    ========    ========    ========    ========   ========
Diluted earnings per share:
  Income (loss) before extraordinary charge.....    $   0.00   $  (0.04)   $  (0.09)   $   0.17    $   0.38    $   0.08        0.15
  Extraordinary charge, net of income tax
    benefit ....................................          --         --          --       (0.10)         --          --          --
                                                    --------    --------    --------    --------    --------    --------   --------
      Net income (loss) ........................    $   0.00   $  (0.04)   $  (0.09)   $   0.07    $    0.38   $   0.08   $    0.15
                                                    ========    ========    ========    ========    ========    ========   =========
Weighted average number of common shares --
  Diluted                                             12,203      12,203      12,203      10,989      11,842     10,889      12,419
                                                    ========    ========    ========    ========    ========    ========   =========

                                                                  As of December 31,                             As of
                                                    -------------------------------------------------------
                                                                                                                March 31,
                                                      1993       1994        1995        1996        1997         1998
                                                    --------   --------    --------    --------    --------    ---------
                                                                         (In thousands)
 Balance Sheet Data:
   Cash and cash equivalents ...................    $    34    $   209    $     71    $  7,479    $  8,391    $  3,425
   Working capital (deficit) ...................        146       (426)     (1,597)     15,713      28,981      28,384
   Total assets ................................        257      2,313       6,784      21,262      38,668      42,128
   Short-term debt, including subordinated
     debentures ................................          5      1,032       3,489          20          20          20
   Capital lease obligations, less current
     portion ...................................         52         --          81          57          51          51
   Shareholders' equity (deficit) ..............        130       (307)     (1,366)     17,162      32,462      34,534

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                     ---------------------------------------
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  ---------------------------------------------

Overview
--------

         The Company provides a wide range of information technology services, including enterprise-wide business process solutions, internet applications services, systems integration and custom software development based on leading technologies. The Company has grown rapidly since 1994 when it made a strategic decision to diversify its customer base by expanding the scope of its integration and development services and to utilize SAP software as a primary tool to implement enterprise-wide business process solutions. In 1995, the Company became a SAP National Implementation Partner and also began to utilize Oracle products to diversify its service offerings. In 1997, the Company achieved National Logo Partner status with SAP. The Company's current contract with SAP expires on December 31, 1998 and provides for an automatic one-year renewal period unless either party provides at least six weeks prior written notice of its intention not to renew. This agreement contains no minimum revenue requirements or cost sharing arrangements and does not provide for commissions or royalties to either party. In July 1997, the Company achieved AcceleratedSAP Partner Status with SAP by meeting certain performance criteria established by SAP. Also, in 1997, the Company began to provide implementation services to PeopleSoft and Baan licensees to further diversify its service offerings. The Company recently expanded its Oracle applications implementation services practice and added upgrade services to meet market demand of mid-size to large companies that are implementing or upgrading Oracle applications. In July 1997, the Company was awarded an implementation partnership status by PeopleSoft. In September 1997, the Company was awarded an international consulting partnership status by Baan.

         The Company generates revenue from professional services rendered to customers. Revenue is recognized as services are performed. The Company's services range from providing customers with a single consultant to multi-personnel full-scale projects. The Company provides these services to its customers primarily on a time and materials basis and pursuant to written contracts which can be terminated with limited advance notice, typically not more than 30 days, and without significant penalty, generally limited to fees earned and expenses incurred by the Company through the date of termination. The Company provides its services directly to end-user organizations or as a member of a consulting team assembled by another information technology consulting firm to Fortune 1000 and other large and mid-sized companies. The Company generally bills its customers semi-monthly for the services provided by its consultants at contracted rates. Where contractual provisions permit, customers also are billed for reimbursement of expenses incurred by the Company on the customers' behalf.

         The Company recently has provided services on certain projects in which it, at the request of the clients, offered a fixed price for its services, however, none of these projects are currently material to the Company's business, financial condition and results of operations. The Company believes that, as it pursues its strategy of making turnkey project management a larger portion of its business, it will likely be required to offer fixed price projects to a greater degree. The Company has had limited prior experience in pricing and performing under fixed price arrangements and believes that there are certain risks related thereto. There can be no assurance that the Company will be able to complete such projects within the fixed price timeframes. The failure to perform within such fixed price contracts, if entered into, could have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company has derived and believes that it will continue to derive a significant portion of its revenue from a limited number of customers and projects. For the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, the Company's ten largest customers accounted for in the aggregate of approximately 56%, 66%, 54% and 45% of its revenue, respectively. During 1995, Ernst & Young LLP and Price Waterhouse LLP each accounted for more than 10% of revenue. In 1996 and 1997, Price Waterhouse LLP and Bristol-Myers Squibb each accounted for more than 10% of revenue. During the three months ended March 31, 1998, Bristol-Myers Squibb accounted for more than 10% of revenue. For the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, 50%, 44%, 38% and 35%, respectively, of the Company's revenue was generated by serving as a member of consulting teams assembled by other information technology consulting firms. There can be no assurance that such information technology consulting firms will continue to engage the Company in the future at current levels of retention, if at all. During the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, 69%, 74%, 68% and 68%, respectively, of the Company's total revenue was derived from projects in which the Company implemented software developed by SAP. For the year ended December 31, 1997 and the three months ended March 31, 1998, 14% of the Company's total revenue was derived from projects in which the Company implemented software developed by Oracle. During the three months ended March 31, 1998, approximately 42% of the Company's revenue was derived from engagements at which the Company had project management responsibilities, compared to 33%, 16% and 0% during the years ended December 31, 1997, 1996 and 1995, respectively.

         The Company's most significant cost is project personnel expenses, which consist of consultant salaries, benefits and payroll-related expenses. Thus, the Company's financial performance is based primarily upon billing margin (billable hourly rate less the cost to the Company of a consultant on an hourly basis) and personnel utilization rates (billable hours divided by paid hours). The Company believes that turnkey project management assignments typically carry higher margins. The Company has been shifting to such higher-margin turnkey management assignments and more complex projects by leveraging its reputation, existing capabilities, proprietary implementation methodology, development tools and offshore development capabilities with expanded sales and marketing efforts and new service offerings to develop turnkey project sales opportunities with both new and existing customers. The Company's inability to continue its shift to higher-margin turnkey management assignments and more complex projects may adversely impact the Company's future growth.

         Since late 1994, the Company has made substantial investments in its infrastructure in order to support its rapid growth. For example, in 1994, the Company established and funded an operations in India, the ADC, and in 1995 established a sales office in California. In addition, from 1994 to date, the Company has incurred expenses to develop proprietary development tools and 4SIGHT and 4SIGHTplus, its proprietary accelerated implementation methodology and toolset. Commencing in 1995, the Company has been increasing its sales force and its marketing, finance, accounting and administrative staff. The Company employed 144 such personnel as of March 31, 1998, as compared to eight such personnel as of January 1, 1995. During 1997 and 1998, the Company opened sales and operations offices in Atlanta, Boston, Chicago, Dallas,

Detroit and Washington D.C. In addition to the ADC and sales offices in India, the Company also has offices in, Australia, Denmark, New Zealand, Singapore, Japan and the United Kingdom. The Company has reviewed the adequacy of its leased facilities in light of its expanded staff and has executed a lease for approximately 48,475 square feet in Edison, New Jersey for an initial term of 10 years. The Company expects to move its headquarters to such location in the summer of 1998. The Company expects to be able to sublet its current headquarters for the remainder of the term of its sublease, which expires November 15, 1999; however, there is no assurance that the Company will be able to find a subtenant.

Results of Operations

         The following table sets forth for the periods indicated certain financial data as a percentage of revenue:

                                                                               Percentage of Revenue
                                                                               ---------------------
                                                                                    Year Ended
                                                                                   December 31,
                                                                               ---------------------
                                                                           1995       1996       1997
                                                                          -----       -----      -----
Revenue ....................................................              100.0%      100.0%     100.0%
Cost of sales ..............................................               81.4        71.2       69.8
                                                                          -----       -----      -----
Gross profit ...............................................               18.6        28.8       30.2
Selling, general and administrative expenses ...............               18.1        21.0       22.5
                                                                          -----       -----      -----
Operating income (loss) ....................................                0.5         7.8        7.7
Factor fees/Interest expense (income), net .................                4.8         2.6       (0.4)
                                                                          -----       -----      -----
Income (loss) before provision for income taxes and
extraordinary charge .......................................               (4.3)        5.2        8.1
Provision for income taxes .................................                            1.1        2.5
                                                                          -----       -----      -----
Income (loss) before extraordinary charge ..................               (4.3)        4.1        5.6
Extraordinary charge, net of income tax benefit ............                 --         2.4         --
                                                                          -----       -----      -----
Net income (loss) ..........................................               (4.3)%       1.7%       5.6%
                                                                          =====       =====      =====

      Year Ended December 31, 1996 Compared to Year Ended December 31, 1997

         Revenue. Revenue increased by 69.9%, or $33.0 million, from $47.2 million in 1996 to $80.2 million in 1997. This increase was attributable primarily to increased demand for the Company's SAP related implementation consulting services and, to a lesser extent, to increased demand for the Company's systems integration and custom software development services.

         Gross profit. The Company's cost of sales includes primarily the cost of salaries to consultants and related employee benefits and payroll taxes. The Company's cost of sales increased by 66.6%, or $22.4 million, from $33.6 million in 1996 to $56.0 million in 1997. The increase was due to increased personnel costs resulting from the hiring of additional consultants to support the increase in demand for the Company's services. The Company's gross profit increased by 78.2%, or $10.6 million, from $13.6 million in 1996 to $24.2 million in 1997. Gross profit margin increased from 28.8% of revenue in 1996 to 30.2% of revenue in 1997. The increase in such gross profit margin was attributable to the increase in implementation services projects and a combination of improved billing margins, greater consultant utilization and achieving certain customer performance incentives.

         Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of administrative salaries, sales person compensation, travel and entertainment, some of the costs associated with the ADC and related development costs and professional fees. Selling, general and administrative expenses increased by 82.1%, or $8.1 million, from $9.9 million in 1996 to $18.0 million in 1997, and increased as a percentage of revenue from 21.0% to 22.5%, respectively. The increases in such expenses in absolute dollars and as a percentage of revenue were due primarily to the expansion of the Company's sales and marketing activities in 1997 and increased travel and entertainment expenses due to the growth of the business and the employee base. Such expenses were increased to support the continued revenue growth of the Company in the United States and abroad. In addition, such expenses increased due to increased sales and management recruiting costs, support services, and an increase in the provision for doubtful accounts.

         Factor fees/Interest (income) expense, net. Factor fees in the 1996 period were the charges incurred by the Company to finance its accounts receivable. On October 10, 1996, the Company repaid the factor with a portion of the proceeds from the Company's initial public offering, approximately $4.4 million, consisting of all amounts outstanding under the agreement with its factor and terminated its factor agreement. Subsequent to the Company's initial public offering, interest income has been earned on interest bearing cash accounts and short term investments.

         Provision for Income Taxes. The Company's effective income tax rate was 31.3% and 20.5% for the years ended December 31, 1997 and 1996. During 1997 and 1996 the Company reduced their valuation allowance by $207,000 and $461,000, respectively as management determined that it was more likely than not, that the applicable portion of the net deferred tax asset would be or had been realized. The 1997 and 1996 valuation allowance reduction favorably impacted the effective income tax rate by 3% and 14%, respectively. In 1996, the Company elected a five year tax holiday in India in accordance with a local tax incentive program whereby no income tax will be due during such period. For the year ended December

31, 1997, the tax holiday favorably impacted the effective tax rate by approximately 8%. There was no significant impact for 1996. Based on current and anticipated profitability, management believes all net deferred tax assets are more likely than not to be realized.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1996

         Revenue. Revenue increased by 91.9%, or $22.6 million, from $24.6 million in 1995 to $47.2 million in 1996. This increase was attributable primarily to increased demand for the Company's SAP-related consulting services and, to a lesser extent, to increased demand for the Company's systems integration and custom software development services.

         Gross profit. The Company's cost of sales increased by 67.8% or $13.6 million, from $20.0 million in 1995 to $33.6 million in 1996. The increase was due to increased personnel costs resulting from the hiring of additional consultants to support the Company's significant increase in demand for the Company's services. The Company's gross profit increased by 197.4%, or $9.0 million, from $4.6 million in 1995 to $13.6 million in 1996. Gross profit margin increased from 18.6% of revenue in 1995 to 28.8% of revenue in 1996. The increase in such gross profit margin was attributable primarily to the fact that revenue increased at a faster rate than cost of sales which resulted from a combination of improved billing margins and greater consultant utilization.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased by 122.6%, or $5.4 million, from $4.5 million in 1995 to $9.9 million in 1996, and increased as a percentage of revenue from 18.1% to 21.0% in 1995 and 1996, respectively. The increases in such expenses in absolute dollars and as a percentage of revenue were due primarily to the expansion of the Company's sales and marketing activities in 1995 and 1996, the additional accounting and financial personnel added in 1996 and increased travel and entertainment expenses due to the growth of the business and the employee base. These expenses were incurred to support the continued revenue growth of the Company. In 1996, selling, general and administrative expenses also included the Company's operations in the United Kingdom which were established during the year.

         Factor fees/Interest expense. During 1995 and 1996, the rapid increase in the Company's business and revenue resulted in working capital requirements and the Company utilized its increasing accounts receivable base as a source of liquidity to obtain financing from the factor because the Company was unable to obtain more traditional financing. See "-- Liquidity and Capital Resources." The Company also incurred interest expense in connection with subordinated debentures issued in April 1996. Factor fees and interest expense increased by 5.1% or $60,000 from 1995 to 1996 but decreased as a percentage of revenue from 4.8% to 2.6% in 1995 and 1996, respectively. Although the volume of accounts receivable financed increased as a result of the revenue increase, the Company was able to fund much of its working capital requirements during 1996 with the proceeds from the subordinated debentures, which debentures carried an interest rate lower than that charged by the factor. In addition, the Company established a collections department in the first quarter of 1996. Slow accounts receivable turnover in 1995 contributed to increased factor fees in that year.

         Backlog
         -------

         The Company normally enters into written contracts with its customers at the time it commences work on a project. These written contracts contain varying terms and conditions and the Company does not generally believe it is appropriate to characterize such written contracts as creating backlog. In addition, because these written contracts often provide that the arrangement can be terminated with limited advance notice and without significant penalty, the Company does not believe that projects in process at any one time are a reliable indicator or measure of expected future revenue. In the event that a customer terminates a project, the customer remains obligated to pay the Company for services performed by it through the date of termination.

         Liquidity and Capital Resources
         -------------------------------

         The Company funds its operations primarily from cash flow generated from operations, and to a lesser extent, from cash balances generated from the Company's initial and follow-on public offerings consummated in October 1996 and July 1997, respectively. On July 2, 1997, the Company consummated a follow-on public offering (the "Offering") of 1,000,000 shares of its Common Stock at a price to the public of $9.50 per share. On July 15, 1997 and as part of the Offering, an additional 150,000 shares at $9.50 per share were issued to cover overallotments. The net proceeds to the Company from the Offering, after underwriting discounts and commissions and other expenses of the Offering, were approximately $9.9 million.

         Cash used in operating activities was $3.2 million during the three months ended March 31, 1998, resulting primarily from the growth in accounts receivable and unbilled services. Cash used in operating activities for the years ended December 31, 1997, 1996 and 1995 was $7.2 million, $4.3 million and $2.3 million, respectively.

         The Company had working capital of $28.4 million at March 31, 1998 and $29.0 million at December 31, 1997.

         In accordance with investment guidelines approved by the Company's Board of Directors, cash balances in excess of those required to fund operations have been invested in short-term U.S. Treasury securities and commercial paper with a credit rating no lower than A1/P1.

         The Company invested $142,000, $1.1 million, $2.5 million and $2.0 million in computer equipment and furniture in 1995, 1996 and 1997 and the three months ended March 31, 1998, respectively. The Company has outstanding commitments of $800,000 related to furniture and fixtures for the new headquarters in Edison, New Jersey. Of this amount, $200,000 was paid subsequent to March 31, 1998.

         The Company's factoring agreement required that the Company offer all of its trade accounts receivable to the factor for financing; however, the factor was under no obligation to accept any or all of such receivables. For a variety of reasons, including the rapid growth of the Company, the lack of available tangible security to utilize as collateral and the absence of historical operating profits prior to 1996, the Company was unable to obtain more traditional financing. On October 10, 1996, the Company repaid approximately $4.4 million consisting of all amounts outstanding under the agreement with the factor and terminated the factoring agreement.

         In March 1996, in anticipation of the debenture financing described below, the Company obtained a $750,000 line of credit, payable on demand, from a bank. The line of credit carried interest at the federal funds rate plus 1%. Borrowings under the line totaled $200,000 at March 31, 1996 and $300,000 in April 1996, when the Company repaid all amounts outstanding under such line in connection with the debenture financing described below. The line of credit has been terminated in accordance with the terms of such debenture financing.

         In April 1996, the Company issued and sold five-year 9% subordinated debentures in the aggregate principal amount of $6.0 million to Summit Ventures IV, L.P. and Summit Investors III, L.P. The subordinated debentures were issued to raise funds for working capital and general corporate purposes, to repurchase from the then-current shareholders, Messrs. Pandey, Koneru and Valluripalli, an aggregate of 4,881,066 shares of Common Stock for an aggregate of $1.5 million, to repay approximately $300,000 outstanding under a $750,000 credit facility and to satisfy approximately $358,000 of cash overdrafts. Upon receipt of the net proceeds from the Company's initial public offering in October 1996, the Company prepaid approximately $6.3 million, representing all amounts outstanding under such debentures, including interest.

         Subsequent to December 31, 1995, the Company determined that it had unrecorded and unpaid federal and state payroll-related taxes for certain employees. As a result of the Company's voluntary disclosure to the Internal Revenue Service of certain unpaid tax liabilities, on June 5, 1996, the Company received an audit assessment from the Internal Revenue Service for unpaid 1994 and 1995 federal income tax withholding, FICA and FUTA taxes in the aggregate amount of approximately $800,000 which was paid in full in August 1996. No interest or penalties were assessed. Reserves, aggregating $1.0 million, including the amount of the Internal Revenue Service audit assessment, were recorded at December 31, 1995. No assurance may be given, however, that interest, penalties or additional state or federal taxes will not be assessed in the future. The Company's principal shareholders, Messrs. Pandey, Koneru and Valluripalli, have agreed to indemnify the Company for any and all losses which the Company may sustain, in excess of the $1.0 million reserve, net of any tax benefits realized by the Company, arising from or relating to federal or state tax, interest or penalty payment obligations resulting from the above subject matter. The Company believes that its failure to record and pay 1994 and 1995 federal and state payroll-related taxes for certain employees resulted from a combination of factors, including lack of internal controls and lack of financial expertise and oversight. The Company hired a Chief Financial Officer in January 1996 who has implemented accounting and financial controls to ensure the Company's compliance with payroll tax regulations.

         In January 1997, and as later amended on August 18, 1997, the Company entered into a two-year credit agreement with a bank (the "Bank"). The credit facility with the Bank has two components comprised of (i) a revolving line of credit pursuant to which the Company may borrow up to $7.5 million either at the Bank's prime rate per annum or the EuroRate plus 2% (at the Company's option), and (ii) equipment term loans pursuant to which the Company may borrow up to an aggregate of $350,000 (at the Bank's prime rate plus 1/4 of 1% per annum) to purchase equipment. The credit agreement contains covenants which require the Company to (i) maintain its working capital during the year at no less than 90% of the working capital at the end of the immediately preceding fiscal year and at the end of each fiscal year at no less than 105% of its working capital at the end of the immediately preceding fiscal year; and (ii) maintain its tangible net worth during the year at no less than 95% of its tangible net worth at the end of the immediately preceding fiscal year and at the end of each fiscal year at no less than 108% of tangible net worth at the end of the immediately preceding fiscal year. The Company's obligations under the credit agreement are collateralized by substantially all of the Company's assets, including its accounts receivable and intellectual property. The Company's obligations under the credit facility are payable at the expiration of such facility on January 22, 1999. These terms are subject to the Company maintaining an unsubordinated debt to tangible net worth ratio of no greater than one to one and an earnings before interest and taxes to interest expense ratio of no less than three to one. The Bank also agreed to release the collateral securing the revolving line of credit if the Company meets certain financial criteria at December 31, 1997. At December 31, 1997, the Company failed to meet such certain financial criteria, and as a result, the Bank did not release the collateral securing the revolving line of credit.

         As of March 31, 1998, there were no amounts outstanding under the revolving line of credit and no equipment term loans outstanding.

         The Company believes that its available funds, together with current credit arrangements and the cash flow expected to be generated from operations, will be adequate to satisfy its current and planned operations for at least the next 12 months.

Recently Issued Accounting Standards
------------------------------------

         Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" was issued in February 1997 and replaces Accounting Principles Board ("APB") Opinion No. 15. The new statement simplifies the computations of earnings per share ("EPS") by replacing the presentation of primary EPS with basic EPS, which is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS under the new statement is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. The Company has adopted SFAS No. 128 and has restated EPS for comparative purposes. SFAS No. 128 did not have a material impact on the computation of the earnings per share presented in the consolidated financial statements.

         SFAS No. 130, "Reporting Comprehensive Income" was issued in June 1997. This statement is effective for the Company's fiscal year ending December 31, 1998. This statement addresses the reporting and displaying of comprehensive income and its components. Adoption of SFAS No. 130 relates to disclosure within the financial statements and is not expected to have a material effect on the Company's consolidated financial statements. The Company adopted the provisions of SFAS No. 130 on January 1, 1998.

         SFAS No. 131, "Disclosures about Segments of and Enterprise and Related Information" was issued in June 1997. This statement is effective for the Company's fiscal year ending December 31, 1998. This statement changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports. Adoption of SFAS No. 131 relates to disclosure within the financial statements and is not expected to have a material effect on the Company's consolidated financial statements.

                              SELLING SHAREHOLDERS
                              --------------------

         The Shares to be offered under this Prospectus are owned by the Selling Shareholders listed below. All of the Selling Shareholders, other than Mr. Fenner, acquired the Shares in connection with the acquisition by Intelligroup Europe Limited (No. 3205142), a corporation formed pursuant to the laws of England and Wales and a wholly-owned subsidiary of the Company ("Sub"), of such Selling Shareholders' equity interests in CPI Consulting Limited (No. 3316554), a corporation formed pursuant to the laws of England and Wales, pursuant to the terms of an Agreement of Purchase and Sale dated as of May 7, 1998, among the Company, Sub and the Selling Shareholders (other than Mr. Fenner)(the "Consulting Agreement"). Mr. Fenner acquired his Shares in connection with the acquisition by Sub of Mr. Fenner's equity interests in CPI Resources Limited (No. 2080824), a corporation formed pursuant to the laws of England and Wales, pursuant to the terms of an Agreement of Purchase and Sale dated as of May 21, 1998, among the Company, Sub and Mr. Fenner (collectively, with the Consulting Agreement, the "CPI Agreements"). Pursuant to the terms of the CPI Agreements, the Company agreed to file a registration statement covering the Shares held by the Selling Shareholders with the Commission.

         The following table sets forth, as of May 21, 1998, certain information with respect to the Selling Shareholders.

                                                                        Number of
                                       Beneficial Ownership               Shares                 Beneficial
     Name of                              Shares Prior to                Offered           Ownership of Shares
Selling Shareholder                         Offering (1)                 Hereby(2)           After Offering (2)
------------------                     -----------------------         ---------          ---------------------
                                       Number          Percent                            Number        Percent
                                       ------          -------                            ------        -------

Bandele Attah                           27,616(3)          *              27,616              --             --

Tim Fenner                             371,000             3.0           185,500           185,500          1.5

Paul Grant                              27,616(3)          *              27,616              --             --

Michael J. Hirst                        27,616(3)          *              27,616              --             --

Richard M. Lucy                         27,616(3)          *              27,616              --             --

Christopher J.J. Smith                  27,616(3)          *              27,616              --             --

Robert J. Wilson                        27,616(3)          *              27,616              --             --
-------------
*      Less than 1%.

(1) Applicable percentage of ownership is based on 12,561,792 shares of Common Stock outstanding, plus any Common Stock equivalents held by such holder.

(2) Assumes that all Shares are sold pursuant to this offering and that no other shares of Common Stock are acquired or disposed of by the Selling Shareholders prior to the termination of this offering. Because the Selling Shareholders may sell all, some or none of their Shares or may acquire or dispose of other shares of Common Stock, no reliable estimate can be made of the aggregate number of Shares that will be sold pursuant to this offering or the number or percentage of shares of Common Stock that each Selling Shareholder will own upon completion of this offering.

(3) Does not include options to purchase 3,000 shares of Common Stock granted to such holder pursuant to the Company's 1996 Stock Plan. Such options become exercisable to the extent of one-fourth of the options on the first anniversary of the date of grant (April 27, 1998) with an additional one-fourth of the options granted becoming exercisable on each of the second, third and fourth anniversary of the date of grant.

         Under agreements with the Selling Shareholders, all offering expenses are borne by the Company except the fees and expenses of any counsel and other advisors that the Selling Shareholders may employ to represent them in connection with the offering and all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the Shares.

                              PLAN OF DISTRIBUTION
                              --------------------

         The Selling Shareholders have not advised the Company of any specific plan for distribution of the Shares offered hereby, but it is anticipated that the Shares will be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made over-the-counter on the Nasdaq National Market at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following:
(i) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer for its account pursuant to this Prospectus; or (iii) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any commissions received by them and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act. The expenses of preparing this Prospectus and the related Registration Statement with the Commission will be paid by the Company. Shares of Common Stock covered by this Prospectus also may qualify to be sold pursuant to Rule 144 under the Securities Act, rather than pursuant to this Prospectus. The Selling Shareholders have been advised that they are subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5 and Regulation M thereunder.

                                  LEGAL MATTERS
                                  -------------

         The validity of the issuance of the Shares of Common Stock offered hereby will be passed upon for the Company by Buchanan Ingersoll, 500 College Road East, Princeton, New Jersey.

                                     EXPERTS
                                     -------

         The audited consolidated financial statements included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
                 -----------------------------------------------

         The following documents which previously have been filed by the Company with the Commission pursuant to the Exchange Act are incorporated in and made a part of this Prospectus by reference:

         1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997;

         2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

         3.   The Company's Current Report on Form 8-K dated May 4, 1998;

         4.   The Company's Current Report on Form 8-K dated May 27, 1998; and

         5. The description of the Company's Common Stock, $.01 par value, which is contained in the Company's Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act in the form declared effective by the Commission on September 26, 1996, including any subsequent amendments or reports filed for the purposes of updating such description.

         All documents hereafter filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference that are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request or such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be addressed to: Gerard E. Dorsey, Chief Financial Officer, Intelligroup, Inc., 517 Route One South, Iselin, New Jersey 08830, telephone number (732) 750-1600.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS
                    -----------------------------------------

         Section 14A:3-5 of the New Jersey Business Corporation Act permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liabilities in connection with any proceeding involving such persons by reason of his serving or having served in such capacities or for each such person's acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful, provided that any such proceeding is not by or in the right of the corporation.

         Section 14A:2-7(3) of the New Jersey Business Corporation Act enables a corporation in its certificate of incorporation to limit the liability of directors and officers of the corporation to the corporation or its shareholders. Specifically, the certificate of incorporation may provide that directors and officers of the corporation will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability (i) for any breach of the director's or officer's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve a knowing violation of law, or (iii) for any transaction from which the director or officer derived an improper personal benefit.

         The Company's Certificate of Incorporation limits the liability of its directors and officers as authorized by Section 14A:2-7(3). The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the capital stock of the Company is required to amend such provisions.

         Article 11 of the Registrant's Amended and Restated By-laws specifies that the Company shall indemnify its directors and officers to the extent such parties are involved in or made a party to any action, suit or proceeding because he was a director or officer of the Company. The Company has agreed to indemnify such parties for their actual and reasonable expenses if such party acted in good faith and in a manner he reasonably believed to be in the best interests of the Company and such party had no reasonable cause to believe his conduct was unlawful. This provision of the By-laws is deemed to be a contract between the Company and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the New Jersey Business Corporation Act are in effect, and any repeal or modification thereof shall not offset any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of capital stock of the Company is required to adopt, amend or repeal such provision of the By-laws.

         The Company has executed indemnification agreements with each of its directors and executive officers pursuant to which the Company has agreed to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary of the Company.

         The Company has liability insurance for the benefit of its directors and officers which will provide coverage for losses of directors and officers for liabilities arising out of claims against such persons acting as directors or officers of the Company (or any subsidiary thereof) due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done by such directors and officers, except as prohibited by law, or otherwise excluded by such insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



                                                                           Page
                                                                           ----

Report of Independent Public Accountants.........................           F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 1997 and 1996.....           F-3

Consolidated Statements of Operations for the years ended
             December 31, 1997, 1996 and 1995....................           F-4

Consolidated Statements of Shareholders' Equity (Deficit) for
             the years ended December 31, 1997, 1996 and 1995....           F-5

Consolidated  Statements  of Cash Flows for the years ended
             December  31, 1997, 1996 and 1995...................           F-6

Notes to Consolidated Financial Statements.......................           F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Shareholders of Intelligroup, Inc.:

         We have audited the accompanying consolidated balance sheets of Intelligroup, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelligroup, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.






                                                          /s/ARTHUR ANDERSEN LLP

Princeton, New Jersey
February 5, 1998 (except for the
matters discussed in Note 9, as to
which the date is May 21, 1998)

                                                 INTELLIGROUP, INC. AND SUBSIDIARIES
                                                     CONSOLIDATED BALANCE SHEETS
                                                     December 31, 1997 and 1996


                                                                                                       1997               1996
                                                                                                   ------------        ------------
                                Assets
                                ------
Current Assets:
   Cash and cash equivalents ...............................................................       $  8,391,000        $  7,479,000
   Accounts  receivable,  less  allowance for doubtful  accounts of $799,000 and
     $546,000 at December 31, 1997 and 1996, respectively
                                                                                                     17,668,000           8,538,000
   Unbilled services .......................................................................          7,834,000           2,916,000
   Deferred income taxes ...................................................................            404,000             331,000
   Other current assets ....................................................................            668,000             492,000
                                                                                                   ------------        ------------
       Total current assets ................................................................         34,965,000          19,756,000
Equipment, net .............................................................................          3,366,000           1,281,000
Other assets ...............................................................................            337,000             225,000
                                                                                                   ------------        ------------
                                                                                                   $ 38,668,000        $ 21,262,000
                                                                                                   ============        ============
                   Liabilities and Shareholders' Equity
                   ------------------------------------

Current Liabilities:
   Accounts payable ........................................................................       $  1,353,000        $    406,000
   Accrued payroll and related taxes .......................................................          2,636,000           1,814,000
   Accrued expenses and other liabilities ..................................................          1,074,000           1,268,000
   Income taxes payable ....................................................................            901,000             535,000
   Current portion of obligations under capital leases .....................................             20,000              20,000
                                                                                                   ------------        ------------
       Total current liabilities ...........................................................          5,984,000           4,043,000
                                                                                                   ------------        ------------
Obligations under capital leases, less current portion .....................................             51,000              57,000
                                                                                                   ------------        ------------
Deferred income taxes ......................................................................            171,000                  --
                                                                                                   ------------        ------------
Commitments and contingencies
Shareholders' Equity
   Preferred stock, $.01 par value, 5,000,000 shares authorized, none
     issued or outstanding .................................................................                 --                  --
   Common stock, $.01 par value,  25,000,000 shares  authorized,  11,987,981 and
     10,735,600 shares issued and outstanding at
     December 31, 1997 and 1996, respectively ..............................................            120,000             107,000
   Additional paid-in capital ..............................................................         30,175,000          19,201,000
   Retained earnings (deficit) .............................................................          2,325,000          (2,146,000)
   Currency translation adjustments ........................................................           (158,000)               --
                                                                                                   ------------        ------------
       Total shareholders' equity ..........................................................         32,462,000          17,162,000
                                                                                                   ------------        ------------
                                                                                                   $ 38,668,000        $ 21,262,000
                                                                                                   ============        ============

                                           See notes to consolidated financial statements.

                                                 INTELLIGROUP, INC. AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                        For the Years Ended December 31, 1997, 1996 and 1995


                                                                                    1997                1996                1995
                                                                               ------------        -----------         ------------
Revenue ................................................................       $ 80,189,000        $ 47,189,000        $ 24,589,000
Cost of sales ..........................................................         55,976,000          33,605,000          20,021,000
                                                                               ------------        ------------        ------------
       Gross profit ....................................................         24,213,000          13,584,000           4,568,000
Selling, general and administrative expenses ...........................         18,041,000           9,908,000           4,452,000
                                                                               ------------        ------------        ------------
       Operating income ................................................          6,172,000           3,676,000             116,000
                                                                               ------------        ------------        ------------
Other expenses:
   Interest (income) expense, net ......................................           (338,000)            236,000               4,000
   Factor charges ......................................................                 --             999,000           1,171,000
                                                                               ------------        ------------        ------------
                                                                                   (338,000)          1,235,000           1,175,000
                                                                               ------------        ------------        ------------
Income before provision for income taxes and extraordinary
   charge ..............................................................          6,510,000           2,441,000          (1,059,000)
Provision for income taxes .............................................          2,039,000             500,000                  --
                                                                               ------------        ------------        ------------
Income before extraordinary charge .....................................          4,471,000           1,941,000          (1,059,000)

Extraordinary charge-Loss on early extinguishment of debt,
   net of income tax benefit of $296,000 ...............................                 --           1,148,000                  --
                                                                               ------------        ------------        ------------
Net income .............................................................       $  4,471,000        $    793,000        $ (1,059,000)
                                                                               ============        ============        ============
Earnings per share:
   Basic earnings per share:
       Income before extraordinary charge ..............................       $       0.39        $       0.20        $      (0.09)
       Extraordinary charge, net of income tax benefit .................                 --               (0.12)                 --
                                                                               ------------        ------------        ------------
         Net income per share ..........................................       $       0.39        $       0.08        $      (0.09)
                                                                               ============        ============        ============

       Weighted average number of common shares - Basic ................         11,362,000           9,729,000          12,203,000
                                                                               ============        ============        ============

   Diluted earnings per share:
       Income before extraordinary charge ..............................       $       0.38        $       0.17        $      (0.09)
       Extraordinary charge, net of income tax benefit .................                 --               (0.10)                 --
                                                                               ------------        ------------        ------------
         Net income per share ..........................................       $       0.38        $       0.07        $      (0.09)
                                                                               ============        ============        ============

       Weighted average number of common shares - Diluted ..............
                                                                                 11,842,000          10,989,000          12,203,000
                                                                               ============        ============        ============

                                           See notes to consolidated financial statements.


                                                 INTELLIGROUP, INC. AND SUBSIDIARIES
                                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                        For the Years Ended December 31, 1997, 1996 and 1995



                                                                                                  Cumulative
                                                                                       Retained     Foreign           Total
                                                                      Additional       Earnings     Currency     Shareholders's
                                                  Common Stock          Paid in      (Accumulated  Translation       Equity
                                              Shares        Amount      Capital        Deficit)    Adjustments      (Deficit)
                                              ------        ------      -------        --------    -----------      ---------

Balance at December 31, 1994 ...........    12,202,666    $ 122,000    $        --      (429,000)   $      --    $   (307,000)

Net loss ...............................            --           --             --    (1,059,000)          --      (1,059,000)
                                           -----------    ---------    -----------   -----------    ---------    ------------

Balance at December 31, 1995 ...........    12,202,666      122,000             --    (1,488,000)          --      (1,366,000)
Repurchase and retirement
of common stock ........................    (4,881,066)     (49,000)            --    (1,451,000)          --      (1,500,000)
Issuance of common stock,
net of related costs ...................     2,050,000       20,000     17,815,000            --           --      17,835,000
Exercise of warrants ...................     1,364,000       14,000      1,386,000            --           --       1,400,000
Net income .............................            --           --             --       793,000           --         793,000
                                           -----------    ---------    -----------   -----------    ---------    ------------
Balance at December 31, 1996 ...........    10,735,600      107,000     19,201,000    (2,146,000)          --      17,162,000
Issuance of common stock,
net of related costs ...................     1,150,000       12,000      9,888,000            --           --       9,900,000
Exercise of stock options ..............       102,381        1,000        838,000            --           --         839,000
Tax benefit from exercise
of stock options .......................            --           --        248,000            --           --         248,000
Currency Translation ...................            --           --             --            --     (158,000)       (158,000)
adjustments
Net income .............................            --           --             --     4,471,000           --       4,471,000
                                           -----------    ---------    -----------   -----------    ---------    ------------
Balance at December 31, 1997 ...........    11,987,981    $ 120,000    $30,175,000   $ 2,325,000    $(158,000)   $ 32,462,000
                                           ===========    =========    ===========   ===========    =========    ============



                                           See notes to consolidated financial statements.


                                                 INTELLIGROUP, INC. AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        For the Years Ended December 31, 1997, 1996 and 1995

                                                                                          1997           1996           1995
                                                                                   ------------    ------------    -----------
Cash flows from operating activities:
   Net income (loss) ...........................................................   $  4,471,000    $    793,000    $(1,059,000)
   Adjustments  to  reconcile  net income  (loss) to net cash used in  operating activities:
       Depreciation and amortization ...........................................        392,000         214,000         51,000
       Provision for doubtful accounts .........................................        765,000         590,000        411,000
       Extraordinary charge ....................................................             --       1,444,000             --
       Deferred income taxes ...................................................         98,000        (331,000)            --
       Tax benefit from exercise of stock options ..............................        248,000              --             --
   Changes in operating assets and liabilities:
       Restricted cash deposited in escrow .....................................             --         100,000       (100,000)
       Accounts receivable .....................................................     (9,895,000)     (4,399,000)    (3,339,000)
       Unbilled services .......................................................     (4,918,000)     (1,347,000)    (1,386,000)
       Other current assets ....................................................       (176,000)       (489,000)        27,000
       Other assets ............................................................       (112,000)       (197,000)       (30,000)
       Cash overdraft ..........................................................             --         (83,000)        83,000
       Accounts payable ........................................................        947,000      (1,074,000)     1,480,000
       Accrued payroll and related taxes .......................................        822,000        (754,000)     1,035,000
       Accrued expenses and other liabilities ..................................       (194,000)        736,000        478,000
       Income taxes payable ....................................................        366,000         535,000             --
                                                                                   ------------    ------------    -----------
           Net cash used in operating activities ...............................     (7,186,000)     (4,262,000)    (2,349,000)
                                                                                   ------------    ------------    -----------
Cash flows from investing activities:
   Purchases of equipment ......................................................     (2,477,000)     (1,143,000)      (142,000)
                                                                                   ------------    ------------    -----------
Cash flows from financing activities:
   Proceeds from issuance of common stock, net of
     issuance costs ............................................................      9,900,000      17,835,000             --
   Proceeds from exercise of stock options .....................................        839,000              --             --
   Proceeds from subordinated debentures and warrants,
     net of issuance costs .....................................................             --       5,888,000             --
   Repayment of subordinated debentures ........................................             --      (6,000,000)            --
   Repurchase of common stock ..................................................             --      (1,500,000)            --
   Loans from (repayments to) factors, net .....................................             --      (3,343,000)     2,349,000
   Proceeds from (repayments of) lines of credit, net ..........................             --         (45,000)         6,000
   Principal payments under capital leases .....................................         (6,000)        (22,000)        (2,000)
                                                                                   ------------    ------------    -----------
           Net cash provided by financing activities ...........................     10,733,000      12,813,000      2,353,000
                                                                                   ------------    ------------    -----------
   Effect of foreign currency exchange rate changes on
      cash .....................................................................       (158,000)             --             --
                                                                                   ------------    ------------    -----------
           Net increase (decrease) in cash and cash
           equivalents .........................................................        912,000       7,408,000       (138,000)
Cash and cash equivalents at beginning of year .................................      7,479,000          71,000        209,000
                                                                                   ------------    ------------    -----------
Cash and cash equivalents at end of year .......................................   $  8,391,000    $  7,479,000    $    71,000
                                                                                   ============    ============    ===========
Supplemental disclosures of cash flow information:
   Cash paid for interest ......................................................   $         --    $  1,264,000    $ 1,175,000
                                                                                   ============    ============    ===========
   Cash paid for income taxes ..................................................   $  1,795,000    $         --    $        --
                                                                                   ============    ============    ===========
Noncash transactions:
   Capital lease obligations ...................................................   $         --      $       --    $   102,000
                                                                                   ============    ============    ===========


                                           See notes to consolidated financial statements.

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Business

         Intelligroup, Inc., and its subsidiaries (the "Company") provide a wide range of information technology services, including enterprise-wide business process solutions, systems integration and custom software development based on leading technologies. The Company markets its services to a wide variety of industries primarily in the United States. The majority of the Company's business is with large established companies, including consulting firms serving numerous industries.

Principles of Consolidation and Use of Estimates

         The accompanying financial statements include the accounts of Intelligroup, Inc. and its majority owned subsidiaries. Minority interests were not significant at December 31, 1997 and 1996. All significant intercompany balances and transactions have been eliminated.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

         Cash and cash equivalents consist of investments in highly liquid short-term instruments, with maturities of three months or less from the date of purchase.

Equipment

         Equipment   is  stated   at  cost,   less   accumulated   depreciation.
Depreciation is provided using the straight-line method over the estimated useful lives of the assets (five years). Costs of maintenance and repairs are charged to expense as incurred.

Revenue Recognition

         The Company generates revenue from professional services rendered. Revenue is recognized as services are performed with the corresponding cost of providing those services reflected as cost of sales. Substantially all customers are billed on a per diem basis whereby actual time is charged directly to the customer. Billings to customers for out-of-pocket expenses are recorded as a reduction of expenses incurred. Unbilled services at December 31, 1997 and

--------------------------------------------------------------

1996 represent services provided which are billed subsequent to year-end. All such amounts are anticipated to be realized in the following year.

Allowance for Doubtful Accounts

         The Company provides an allowance for doubtful accounts arising from services, which is based upon a review of outstanding receivables as well as historical collection information. In determining the amount of the allowance, management is required to make certain estimates and assumptions. The provision for doubtful accounts totaled $765,000, $590,000 and $411,000 in 1997, 1996 and 1995, respectively. Credit is granted to substantially all customers on an unsecured basis.

Recoverability of Long-Lived Assets

         The Company reviews the recoverability of its long-lived assets on a periodic basis in order to identify business conditions which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the unamortized balance of its long-lived assets from expected future cash flows from its operations on an undiscounted basis.

Stock-Based Compensation

         Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair market value method had been applied.

Currency Translation

         Assets and liabilities relating to foreign operations are translated into U.S. dollars using exchange rates in effect at the balance sheet date; income and expenses are translated into U.S. dollars using monthly average exchange rates during the year. Translation adjustments associated with assets and liabilities are excluded from income and credited or charged directly to shareholders' equity. Translation adjustments for 1996 and 1995 were not material.

Concentrations

         For the years ended December 31, 1997, 1996 and 1995, approximately 68%, 74% and 69% of revenue, respectively, was derived from projects in which the Company's personnel implemented software developed by SAP. The Company's future success in its SAP-related consulting services depends largely on its continued relationship with SAP and on its continued status as a SAP National Implementation Partner, which was first obtained in 1995. The Company's agreement with SAP (the "Agreement") is awarded on an annual basis. The Company's current contract expires on December 31, 1998. This Agreement contains no

--------------------------------------------------------------

minimum revenue requirements or cost sharing arrangements and does not provide for commissions or royalties to either party. In February 1997, the Company achieved a National Logo Partner relationship with SAP. For the year ended December 31, 1997, approximately 14% of revenue was derived from projects in which the Company's personnel implemented software developed by Oracle.

         A substantial portion of the Company's revenue is derived from projects in which an information technology consulting firm other than the Company has been retained by the end-user organization to manage the overall project. For years ended December 31, 1997, 1996 and 1995, 38%, 44% and 50%, respectively, of the Company's revenue was generated by serving as a member of consulting teams assembled by other information technology consulting firms.

         One customer accounted for approximately 11% and 13% of revenue in 1997 and 1996, respectively. Accounts receivable due from this customer was approximately $1,628,000 and $2,268,000 as of December 31, 1997 and 1996,
respectively. Another customer accounted for approximately 12%, 20% and 10% of revenue for 1997, 1996 and 1995, respectively. Accounts receivable due from this customer was approximately $2,049,000, $988,000 and $611,000 as of December 31, 1997, 1996 and 1995, respectively. Another customer accounted for approximately 12% of revenue for 1995. Accounts receivable due from this customer was $1,400,000 as of December 31, 1995.

Foreign Operations

         Revenues and identifiable assets from foreign operations were not significant in 1997, 1996 and 1995. During 1997, approximately $2,100,000 of income from operations was generated from foreign operations while during 1996 and 1995 income from foreign operations was not significant.

Income Taxes

         The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109") which utilizes the liability method and results in the determination of deferred taxes based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates currently in effect. The Company does not provide for additional U.S. income taxes on undistributed earnings (approximately $1,855,000) considered to be permanently invested in foreign subsidiaries.

Earnings Per Share

         In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per share," which requires certain changes to the manner in which earnings per share ("EPS") is reported. SFAS No. 128 is effective for fiscal years

--------------------------------------------------------------

ending after December 15, 1997, and, requires restatement of previously reported earnings per share. The computation of basic earnings per share and diluted earnings per share were as follows:

                                            1997          1996           1995
                                        -----------   -----------   ------------

Net Income                              $ 4,471,000   $   793,000   $(1,095,000)
                                        -----------   -----------   ------------

Denominator:

    Weighted average number of common
    shares                               11,362,000     9,729,000    12,203,000
                                        -----------   -----------   ------------
    Basic earnings per share            $      0.39   $      0.08   $     (0.09)
                                        ===========   ===========   ============

Denominator:

    Weighted average number of common
    shares                               11,362,000     9,729,000    12,203,000
    Common share equivalents of
    outstanding stock options               480,000     1,260,000            --
                                        -----------   -----------   ------------
Total shares                             11,842,000    10,989,000    12,203,000
                                        -----------   -----------   ------------
Diluted earnings per share              $      0.38   $      0.07   $     (0.09)
                                        ===========   ===========   ============

Recently Issued Accounting Standards

         In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components, and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes revised reporting and disclosure requirements for operating segments. These standards increase financial reporting disclosures and will have no impact on the Company's financial position or results from operations.


Financial Instruments

         Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and unbilled services. Management of the Company believes the fair value of accounts receivable and unbilled services approximates the carrying value.

Note 2 - Equipment
------------------

         Equipment consists of the following as of December 31:

                                                     1997                 1996
                                                     ----                 ----
           Vehicles..........................  $    26,000          $    26,000
           Furniture.........................      285,000               98,000
           Equipment.........................    3,690,000            1,400,000
                                               -----------          -----------
                                                 4,001,000            1,524,000
           Less-Accumulated depreciation.....     (635,000)            (243,000)
                                              ------------          -----------
                                               $ 3,366,000          $ 1,281,000
                                               ===========          ===========

         Included in the above is $102,000 of equipment held under capital leases at December 31, 1997 and 1996. Depreciation expense was $392,000, $144,000 and $51,000 in 1997, 1996 and 1995, respectively.

Note 3 - Lines of Credit and Subordinated Debentures
----------------------------------------------------

         In January 1997, and as later amended on August 18, 1997, the Company entered into a two-year credit agreement with a bank (the "Bank"). The credit facility with the Bank has two components comprised of (i) a revolving line of credit pursuant to which the Company may borrow up to $7.5 million either at the Bank's prime rate per annum or the EuroRate plus 2% (at the Company's option), and (ii) equipment term loans pursuant to which the Company may borrow up to an aggregate of $350,000 (at the Bank's prime rate plus 1/4 of 1% per annum) to purchase equipment. The credit agreement contains covenants which require the Company to (i) maintain its working capital during the year at no less than 90% of the working capital at the end of the immediately preceding fiscal year and at the end of each fiscal year at no less than 105% of its working capital at the end of the immediately preceding fiscal year; and (ii) maintain its tangible net worth during the year at no less than 95% of its tangible net worth at the end of the immediately preceding fiscal year and at the end of each fiscal year at no less than 108% of tangible net worth at the end of the immediately preceding fiscal year. The Company's obligations under the credit agreement are collateralized by substantially all of the Company's assets, including its accounts receivable and intellectual property. The Company's obligations under the credit facility are payable at the expiration of such facility on January 22, 1999. These terms are subject to the Company maintaining an unsubordinated debt to tangible net worth ratio of no greater than one to one and an earnings before interest and taxes to interest expense ratio of no less than three to one. The Bank also agreed to release the collateral securing the revolving line of credit if the Company meets certain financial criteria at December 31, 1997. At December 31, 1997, the Company failed to meet such certain financial criteria, and as a result, the Bank did not release the collateral securing the revolving line of credit. The Company has not utilized this credit facility since its inception.

-------------------------------------------------------------

         In March 1996, in anticipation of the debenture financing described below, the Company obtained a $750,000 line of credit, payable on demand, from a bank. The line of credit carried interest at the federal funds rate plus 1%. Borrowings under the line totaled $300,000 in April, 1996, when the Company repaid all amounts outstanding under such line in connection with the debenture financing described below. The line of credit has been terminated in accordance with the terms of such debenture financing. The Company has not utilized this credit facility since its inception.

         In April 1996, the Company issued and sold five-year 9% subordinated debentures in the aggregate principal amount of $6.0 million to Summit Ventures IV, L.P. and Summit Investors III, L.P. The subordinated debentures were issued to raise funds for working capital and general corporate purposes, to repurchase from the then-current shareholders, Messrs. Pandey, Koneru and Valluripalli, an aggregate of 4,881,066 shares of Common Stock for an aggregate of $1.5 million, to repay approximately $300,000 outstanding under the $750,000 credit facility described above and to satisfy approximately $358,000 of cash overdrafts. Upon receipt of the net proceeds from the Company's initial public offering in October 1996, the Company prepaid approximately $6.3 million, representing all amounts outstanding under such debentures, including interest.

Note 4 - Loans Payable to Factors
---------------------------------

         On October 20, 1995, the Company entered into a factoring agreement with a financing institution (the "Factor") under which the Company was required to offer all its trade accounts receivable to the Factor for financing; however, the Factor was not obligated to accept them. The agreement had a term of one year with automatic one-year renewals unless the Company or the Factor gave notice of cancellation. The Factor charged an administration fee of 0.75% on each invoice plus an additional 0.75% for each 15-day increment the invoice remained unpaid, to a maximum of 120 days, or 6.5%. If the amount of a factored receivable was not paid by reason of financial inability of the customer, the Company was not liable to reimburse the Factor. If, however, the Factor, through legal action or otherwise, settled, compromised or assigned the claim for any receivable, the amount of any reduction resulting from such settlement, compromise or assignment reduced the balance due to the Company. The Company used approximately $4.4 million of the net proceeds from the Company's initial public offering to repay loans from the Factor (See Note 8). The Factor agreement was terminated in October 1996.

Note 5 - Income Taxes
---------------------

         Income tax attributable to income from continuing operations consists of the following:

                                            1997           1996         1995
                                       -----------      ----------    ----------
Current:
  Federal ........................     $ 1,384,000      $ 631,000      $    --
  State ..........................         389,000        200,000           --
  Foreign ........................         168,000           --             --
                                       -----------      ---------      ---------
                                         1,941,000        831,000           --
                                       -----------      ---------      ---------
Deferred:
  Federal ........................          76,000       (259,000)          --
  State ..........................          22,000        (72,000)          --
                                       -----------      ---------      ---------
                                            98,000       (331,000)          --
                                       -----------      ---------      ---------
Total ............................     $ 2,039,000      $ 500,000      $    --
                                       ===========      =========      =========

         The   provision   for income taxes differs from the amount  computed by
applying the statutory rate of 35% to income (loss) before income taxes. The principal reasons for this difference are:

                                                         1997             1996            1995
                                                     ----------       ----------       ----------
Tax at federal statutory rate ..................             35%             35%              (35%)
Nondeductible expenses .........................              1               1                 --
State income tax, net of federal benefit .......              4              (3)                --
Utilization of net operating loss carryforwards              --              (8)                --
Foreign losses for which no benefit is available             --               9                 --
Changes in valuation allowance .................             (3)            (14)               35
Foreign Operations taxed at less than U.S. .....
  statutory rate, primarily India ..............             (9)             --                --
Other ..........................................              3              --                --
                                                     ----------       ----------       ----------
Effective tax rate .............................             31%             20%               --%
                                                     ==========       ==========       ==========

         In 1996, the Company elected a five year tax holiday in India in accordance with a local tax incentive program whereby no income taxes will be due for such period.

--------------------------------

         Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities under SFAS No. 109 as of December 31, 1997 and 1996 are as follows:

                                                      1997          1996
                                                  ------------  ------------
Deferred tax assets:
  Allowance for doubtful accounts ................  $327,000     $ 224,000
  Certain accrued liabilities ....................    77,000       146,000
  Net operating losses ...........................        --       131,000
  Other ..........................................        --        37,000
Total deferred tax assets ........................   404,000       538,000
Deferred tax liability-accelerated depreciation ..   171,000            --
Valuation allowance for deferred tax assets ......        --      (207,000)
                                                    --------     ---------
Net deferred tax assets ..........................  $233,000     $ 331,000
                                                    ========     =========

         Realization of the net deferred tax assets is dependent on the timing of the reversal of temporary differences. Although realization is not assured, management believes it is more likely than not, that the 1997 net deferred tax assets will be realized. The Company reduced their valuation allowance in 1997 and 1996. The 1996 reduction was as a result of current and anticipated future profitability. The Company's 1996 valuation allowance related primarily to the net operating loss of a foreign subsidiary which was not yet profitable, however, such subsidiary was able to utilize their net operating loss in 1997.

Note 6 - Commitments and Contingencies
--------------------------------------

Employment Agreements

         As of December 31, 1997, the Company had two year employment agreements with five key employees with remaining aggregate compensation of approximately $360,000.

Payroll and Related Taxes

         As of December 31, 1995, the Company had $1,000,000 included in accrued payroll and related taxes resulting from unpaid federal and state payroll taxes for certain employees. As a result of the Company's voluntary disclosure to the Internal Revenue Service ("IRS") on June 5, 1996, the IRS issued an audit assessment to the Company for $814,000 which had been included in the above accrual. The assessment was paid in 1996. The Company's principal shareholders have agreed to indemnify the Company for any and all losses which the Company may sustain in excess of the amounts accrued as of December 31, 1995 arising from or relating to federal or

-------------------------------------------------

state tax, interest or penalty payment obligations, net of any tax benefits realized by the Company, resulting from the subject matter discussed above.

Leases

         The Company leases office space and office equipment under capital and operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1997. Future minimum aggregate annual lease payments are as follows:

        For the Years Ending December 31,      Capital      Operating
-----------------------------------------     --------      ---------
1998 ....................................     $ 20,000      $493,000
1999 ....................................       20,000       456,000
2000 ....................................       20,000       258,000
2001 ....................................       20,000       260,000
2002 ....................................           --       228,000
                                                            --------
                                                              80,000
Less-Interest ...........................       (9,000)
                                                            --------
                                                              71,000
Less-Current portion ....................      (20,000)
                                                            --------
                                                            $ 51,000

         In March 1998, the Company entered into a ten year lease for its new corporate headquarters. Annual rent expense is anticipated to approximate $1,200,000. Rent expense for the years ended December 31, 1997, 1996 and 1995 was $388,000, $176,000 and $74,000, respectively.

Legal

         The Company is engaged in certain other legal and administrative proceedings. Management believes the outcome of these proceedings will not have a material adverse effect on the Company's financial position or results of operations.

Note 7 - Stock Option Plans and Warrants
----------------------------------------

         The Company's stock option plans permit the granting of options to employees, non-employee directors and consultants. The Option Committee of the Board of Directors generally has the authority to select individuals who are to receive options and to specify the terms and conditions of each option so granted, including the number of shares covered by the option, the type of option (incentive stock option or non-qualified stock option), the exercise price, vesting provisions, and the overall option term. As of December 31, 1997, a total of 1,590,000 shares of Common Stock were reserved for issuance under the plans. Subsequent to December 31, 1997, the Company's shareholders approved a proposal to amend the Company's 1996 Stock Plan to increase the number of shares of Common Stock under such plan from 1,450,000 to 2,200,000 shares. Accordingly, a total of 2,340,000 shares of Common Stock have been reserved for

-------------------------------------------------

issuance under the plans. In addition, subsequent to December 31, 1997, the Company granted options to purchase an aggregate of 226,850 shares of its Common Stock to certain employees at a weighted average exercise price of $16.12 per share. All of the options issued pursuant to these plans expire ten years from the date of grant.

         In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which was effective January 1, 1996, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: expected volatility of 62% and 41%, risk-free interest rate of 7.0% and 5.6%; and expected lives of 4.5 and 3.1 years, in 1997 and 1996, respectively. The weighted average fair value of options granted during 1997 and 1996 was $6.96 and $2.93, respectively.

                                                                    Weighted
                                                 Number of           Average
                                                   Shares         Exercise Price
--------------------------------------------------------------------------------
Options Outstanding, December 31, 1995                   --                  --
Granted .....................................       580,000                8.38
Canceled ....................................        (8,200)               8.00

--------------------------------------------------------------------------------
Options Outstanding, December 31,
    1996 (none exercisable)
                                                    571,800                8.39
Granted .....................................       647,640               11.52
Exercised ...................................      (102,381)               8.20
Canceled ....................................       (74,113)               9.78

--------------------------------------------------------------------------------
Options Outstanding,
    December 31, 1997
    (93,674 exercisable) ....................     1,042,946               10.25
                                                 ==========               =====

---------------------------------------------------

         The  following  table  summarizes   information   about  stock  options
outstanding and exercisable at December 31, 1997:

                                   Outstanding                                Exercisable
                                   -----------                                -----------
                                   Weighted        Weighted                            Weighted
Exercise Price     Number of        Average         Average            Number of        Average
    Range           shares         Remaining        Exercise             shares        Exercise
                                Life (in years)      Price                               Price
-------------------------------------------------------------------------------------------------
$8 to 10            398,306           8.6             $8.20               73,402        $8.22
$10 to 12           554,440           9.3            $10.82               16,272        $10.99
$12 to 15            50,200           9.4            $13.33                4,000        $12.13
$15 to 22            40,000           9.8            $18.92                  --            --
$8 to 22          1,042,946           9.0            $10.25               93,674         $8.87


         As permitted by SFAS 123, the Company has chosen to continue accounting for stock options at their intrinsic value. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value option pricing method of accounting, the tax-effective impact would be as follows:


                                                 1997                      1996
--------------------------------------------------------------------------------
Net income:
     as reported                        $     4,471,000          $      793,000
     pro forma                          $     3,469,000          $      434,000
--------------------------------------------------------------------------------
Basic Earnings per Share:
     as reported                                  $0.39                   $0.08
     pro forma                                    $0.31                   $0.04
--------------------------------------------------------------------------------
Diluted Earnings per Share:
     as reported                                  $0.38                   $0.07
     pro forma                                    $0.29                   $0.04


         The subordinated debenture holders (see Note 3) received warrants for the purchase of up to 20.8% of the fully diluted Common Stock of the Company, as defined, at a nominal exercise price (less than $0.25 in the aggregate). The warrants were exercised in September 1996 which resulted in the issuance of 1,364,000 shares of the Company's Common Stock.

Note 8 - Initial Public Offering, Stock Split and Preferred Stock Authorization
-------------------------------------------------------------------------------

         In July 1996, the Company's Board of Directors recommended and shareholders approved an amendment to the Company's Certificate of Incorporation to effect an 81,351.1111-for-1 stock split. All common shares and per share amounts in the accompanying financial statements have been adjusted retroactively to give effect to the stock split.

         The Company's initial public offering for the sale of 2,050,000 shares of its Common Stock became effective on September 26, 1996 and the net proceeds of approximately $19,065,000 (before deducting expenses of the offering paid by the Company) were received on October 2, 1996. A portion of the net proceeds was used to prepay subordinated debentures and repay other debt (See Notes 3 and 4).

         On July 2, 1997, the Company consummated a follow-on public offering (the "Offering") of 1,000,000 shares of its Common Stock at a price to the public of $9.50 per share. On July 15, 1997 and as part of the Offering, an additional 150,000 shares at $9.50 per share were issued and sold by the Company to cover over-allotments. The net proceeds to the Company from the Offering, after underwriting discounts and commissions and other expenses of the Offering, were approximately $9,900,000.

Note 9 - Subsequent Events

         On May 7, 1998, the Company consummated the acquisition of the thirty percent (30%) minority interest in CPI Consulting Limited, a corporation formed pursuant to the laws of England and Wales ("Consulting"), in exchange for an aggregate of 165,696 shares of the Company's Common Stock and a contingent earn-out payment of up to (pound)1,573,200 payable in the Company's Common Stock to be determined as of December 31, 1998. Such acquisition will be accounted for using the purchase method of accounting. In the opinion of management, the overall impact of this transaction is immaterial to the accompanying consolidated financial statements of the Company.

         On May 21, 1998, the Company consummated the acquisition of CPI Resources Limited, a corporation formed pursuant to the laws of England and Wales ("Resources"), in exchange for 371,000 shares of the Company's Common Stock. As a result of such acquisition, the Company acquired Resources' seventy percent (70%) interest in Consulting. Such acquisition will be accounted for using the pooling of interests method of accounting. In the opinion of management, the overall impact of this transaction is immaterial to the accompanying consolidated financial statements of the Company.

                                     PART II
                                     -------

                     INFORMATION NOT REQUIRED IN PROSPECTUS
                     --------------------------------------

Item 14. Other Expenses of Issuance and Distribution.
-----------------------------------------------------
        SEC registration fee.............................  $   2,007.82
        Counsel fees and expenses........................     90,000.00*
        Accounting fees and expenses.....................     30,000.00*
        Miscellaneous expenses...........................    377,992.18*
                                                           -------------
            Total*......................................  $  500,000.00
                                                           =============

               *     Estimated

         All expenses of issuance and distribution listed above will be borne by the Company. The costs of fees and expenses of legal counsel and other advisors, if any, that the Selling Shareholders employ in connection with the offering will be borne by the Selling Shareholders.

Item 15. Indemnification of Directors and Officers.
---------------------------------------------------

         Section 14A:3-5 of the New Jersey Business Corporation Act permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liabilities in connection with any proceeding involving such persons by reason of his serving or having served in such capacities or for each such person's acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful, provided that any such proceeding is not by or in the right of the corporation.

         Section 14A:2-7(3) of the New Jersey Business Corporation Act enables a corporation in its certificate of incorporation to limit the liability of directors and officers of the corporation to the corporation or its shareholders. Specifically, the certificate of incorporation may provide that directors and officers of the corporation will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability (i) for any breach of the director's or officer's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve a knowing violation of law, or (iii) for any transaction from which the director or officer derived an improper personal benefit.

         The Company's Certificate of Incorporation limits the liability of its directors and officers as authorized by Section 14A:2-7(3). The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the capital stock of the Company is required to amend such provisions.

         Article 11 of the Registrant's Amended and Restated By-laws specifies that the Company shall indemnify its directors and officers to the extent such parties are involved in or made a party to any action, suit or proceeding because he was a director or officer of the Company. The Company has agreed to indemnify such parties for their actual and reasonable expenses if such party acted in good faith and in a manner he reasonably believed to be in the best interests of the Company and such party had no reasonable cause to believe his conduct was unlawful. This provision of the By-laws is deemed to be a contract between the Company and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the New Jersey Business Corporation Act are in effect, and any repeal or modification thereof shall not offset any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of capital stock of the Company is required to adopt, amend or repeal such provision of the By-laws.

         The Company has executed indemnification agreements with each of its directors and executive officers pursuant to which the Company has agreed to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary of the Company.

         The Company has liability insurance for the benefit of its directors and officers which will provide coverage for losses of directors and officers for liabilities arising out of claims against such persons acting as directors or officers of the Company (or any subsidiary thereof) due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done by such directors and officers, except as prohibited by law, or otherwise excluded by such insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits.
------------------

    Exhibit No.                   Description of Exhibit
    -----------                   ----------------------

        5          Opinion of Buchanan Ingersoll as to validity of Common Stock.
       23.1        Consent of Arthur Andersen LLP.
       23.2        Consent of Buchanan Ingersoll (contained in the opinion filed as Exhibit 5 to the Registration Statement).
       24          Powers of Attorney of certain officers and  directors of  the
                   Company (contained on the signature page of this Registration
                   Statement).

Item 17. Undertakings.
----------------------

      (a)      The undersigned Registrant hereby undertakes:

                   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

                   (2 ) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   (3)      To   remove   from   registration   by  means  of  a
post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Iselin, State of New Jersey, on the 5th day of June, 1998.

                                           INTELLIGROUP, INC.



                                        By:/s/ Stephen A. Carns
                                           -------------------------------------
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY
                                -----------------

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Stephen A. Carns and Alan Ziegler, Esq., and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

      Signature                               Title                     Date
     ---------                                -----                     ----
/s/ Stephen A. Carns        President and Chief Executive Officer   June 5, 1998
------------------------    (principal executive officer)
Stephen A. Carns

/s/ Ashok Pandey            Co-Chairman of the Board and Director   June 5, 1998
------------------------
Ashok Pandey

/s/ Rajkumar Koneru         Co-Chairman of the Board and Director   June 5, 1998
------------------------
Rajkumar Koneru

/s/ Nagarjun Valluripalli  Co-Chairman of the Board, President of   June 5, 1998
------------------------   International Operations and Director
Nagarjun Valluripalli

/s/ Gerard E. Dorsey       Senior Vice President-Finance and Chief  June 5, 1998
------------------------   Financial Officer (principal
Gerard E. Dorsey           financial and accounting officer)

/s/ Klaus Besier           Director                                 June 5, 1998
------------------------
Klaus Besier

/s/ David Finley           Director                                 June 5, 1998
------------------------
David Finley

/s/ Kevin P. Mohan         Director                                 June 5, 1998
------------------------
Kevin P. Mohan

                                  EXHIBIT INDEX
                                  -------------


    Exhibit No.                   Description of Exhibit
    -----------                   ----------------------

        5          Opinion of Buchanan Ingersoll as to validity of Common Stock.
       23.1        Consent of Arthur Andersen LLP.
       23.2        Consent of Buchanan Ingersoll (contained in the opinion filed as Exhibit 5 to the Registration Statement).
       24          Powers of Attorney of certain officers and  directors of  the
                   Company (contained on the signature page of this Registration
                   Statement).